

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

December 28, 2009

Michael D. Burger
Chief Executive Officer
Merix Corporation
15725 SW Greystone Ct., Suite 200
Beaverton, OR 97006

> **Re:** **Merix Corporation**
> **Form 10-K for the Fiscal Year Ended May 30, 2009**
> **Filed on July 30, 2009**
> **File No. 001-33752**

Dear Mr. Burger:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Mark P. Shuman
Branch Chief - Legal